

Mail Stop 7010

April 6, 2006

<u>**via U.S. mail and facsimile**</u>

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

> **RE: Moog Inc,**
> **Form 10- K for the Fiscal Year Ended September 24, 2005**
> **Filed December 7, 2005**
> **File No.1-05129**

Dear Mr. Brady:

We have reviewed your response letter dated March 27, 2006 and have the following additional comments.

<u>Form 10-K for the Fiscal Year Ended September 24, 2005</u>

<u>Note 1 – Summary of Significant Accounting Policies, page 59</u>

1. You state in your response to prior comment 1 that you account for design and development efforts necessary as part of long-term contracts in accordance with SOP 81-1. Since that SOP offers differing treatment depending upon the nature of the costs, please be more specific in your response to us, and describe the costs and their treatment with direct reference to paragraph 73-75 of SOP 81-1.

    In addition, your proposed accounting policy could be clarified. It appears to a reader that you may capitalize *and* expense costs under SOP 81-1. We also assume that some of your costs related to long-term supply contracts are accounted for in accordance with SOP 81-1, which would render the last paragraph/sentence of your policy incomplete.

We assume that any and all R&D not associated with a contract is expensed when actually incurred. Please provide us with a more comprehensive response, providing a more clear policy disclosure, addressing the above clarifications and the following:

- R&D accounted for under 81-1 prior to award of contract;
- R&D accounted for under 81-1 after award of contract;

Finally, please provide more comprehensive analysis in support for any deferral of R&D costs considering the guidance in both Issue 1 of EITF 99-5 and paragraphs 73-75 of SOP 81-1.

Note 15 – Segments, page 69

Reporting Units FAS 142

2. As previously noted on page 47 you state that your operating segments are your reporting units for purposes of assessing goodwill impairment because the components have similarities and the components do not qualify as businesses. Therefore we assume that you have some reporting units below the operating segment, however they are aggregated in accordance with paragraph 30. Please provide us with a list of those reporting units and a description.

   Please provide us with a report showing the revenues and operating income of each of your reporting units for each year presented. Provide comprehensive support for the aggregation of your reporting units for purposes of assessing goodwill impairment.

Segment Reporting FAS 131

3. We note that your reportable segments are your operating segments. In order for us to better understand this conclusion, please provide us with any financial operational reports (in their entirety) provided to the Chief Executive Officer. Provide an example(s) of a recent month and year-to-date for FY 2005, 2004 and 2003.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR.

Mr. Brady
Moog Inc.
April 6, 2006
Page 3

Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, John Hartz (202) 551-3689, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief